[BANK LETTERHEAD]

February 16, 2005

Mr. William Friar

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Mail Stop 04-08

Washington, D.C. 20549-0408

Re:	North Penn Bancorp, Inc.
Amended Form SB-2 filed February 14, 2005
File No. 333-121121

Dear Mr. Friar:

We have received your comments dated January 7, 1005 with respect to our Form SB-2 filed with the Commission on December 10, 2004. Please note that we have filed an Amended Form SB-2 with the Commission, which addresses your comments listed below. Additionally, we have filed, in paper form, a copy of the Appraisal Report in accordance with a continuing hardship exemption received from the Commission on January 7, 2005.

In order to expedite your review, we have also enclosed a redline version of the Prospectus filed as part of the Amended Form SB-2.

General

1.	Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the conversion.

Response: North Penn Bancorp, Inc. intends to distribute this prospectus with each proxy statement distributed to depositors who will vote on the reorganization.

2.	Please include an updated consent of the independent accountants in your next amendment.

Response: We have included an updated consent of the independent accountants in our

Mr. William Friar

Division of Corporation Finance

February 16, 2005

Amended Form SB-2 filed with the Commission on February 14, 2005.

Cover Page

3.	As required by rule 10b-9 under the 1934 Securities Act, disclose here and where appropriate throughout the prospectus that if the minimum number of shares are not sold by the latest possible closing date, all subscribers will receive a prompt refund plus interest.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

4.	Please clarify, if true, that if the offering is extended beyond a certain date, subscribers will have to reaffirm their purchase orders to avoid cancellation. We note the statement at the top of page 85.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

5.	Please provide to us the basis for your statement that you “anticipate” the stock being quoted on the OTC Bulletin Board. Include this disclosure also in the Summary and elsewhere as appropriate. Include the symbol, if known, under which it will trade.

Response: Ryan Beck & Co., Inc. has informed North Penn Bancorp, Inc. that Ryan Beck & Co., Inc. will make the appropriate filing to have North Penn Bancorp, Inc.’s stock quoted on the OTC Bulletin Board. The symbol under which North Penn Bancorp, Inc. will trade is unknown at this time. Ryan Beck & Co., Inc. has informed North Penn Bancorp, Inc. that symbols are not assigned on the OTC Bulletin Board until just before the commencement of trading.

The Prospectus has been revised to change the word “anticipate” to “expect.”

Questions and Answers About the Stock Offering – page 1

6.	You currently repeat a lot of information in both your Q&A and summary sections. The Q&A should not repeat any information that appears in the summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

Response: Since the “Questions and Answers about the Stock Offering” section of the Prospectus repeats information also contained in the “Summary” section, North Penn Bancorp, Inc. has decided to delete the “Questions and Answers about the Stock Offering” section and to transfer to the “Summary” section sentences from the “Questions and Answers about the Stock Offering” section that were not in the “Summary” section.

Summary – page 1

7.	All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the final sentence of the introductory paragraph to the summary. Please delete.

Response: The Federal Deposit Insurance Corporation has requested that North Penn Bancorp, Inc. not delete the legend.

8.	Please include a discussion regarding possible termination of the offering.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

After-Market Performance Information – page 6

9.	It is not clear what is meant in the first paragraph following the table by “short-term price performance.” We note, for example, that the table shows price appreciation for certain stocks for a period of approximately three years.

Response: The term “short-term price performance” has been included to address North Penn Bancorp, Inc.’s belief that an average investor could potentially read the table and assume that North Penn Bancorp, Inc. expects its stock to appreciate in-line with some of the past conversions. North Penn Bancorp, Inc. is concerned that an average investor would not realize that the past three years have been very strong years for thrift stocks. North Penn Bancorp, Inc. does not believe that past performance is indicative of future performance.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

The Reorganization

Benefits of Reorganization to Management – page 8

10.	Please revise filing to update the status of the exposure draft issued by the FASB in regards to stock options. Please note that SFAS No. 123(R) was issued in December 2004.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

How We Will Use the Proceeds – page 13

11.	Note in the penultimate sentence and on page 25 what you estimate the cost will be to open the new branch.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

12.	Revise the disclosure here and on page 25 to either disclose how North Penn Bank will use its proceeds or revise the disclosure to treat North Penn Bank as a consolidated subsidiary.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Trustees and Executive Officers Intend to Subscribe – page 13

13.	Please disclose whether insiders’ purchases count towards the minimum necessary to close this offering.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Our Dividend Policy – page 26

14.	We note your disclosure in the last sentence of the first paragraph. Please disclose how North Penn MHC will use its dividends and if it may voluntarily forego them, disclose whether or not it intends to do so. In the discussion of the possibility of a second step, disclose how dividends are treated.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

Response: The MHC intends to maintain its dividends in the short-term. However, the MHC may utilize such dividends going forward to fund additional activities. No specific activities have been identified at this time. The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to include references to the fact that the MHC may not waive its dividends under current Federal Reserve Board policy.

Comparison of Independent Valuation and Pro Forma Financial Information With … – page 37

15.	Please briefly explain why the pro forma stockholders equity per share decreases without the foundation.

Response: The Table has been amended to adjust the without foundation figures. Please note that the following table presents the valuation of North Penn Bank with and without a foundation on both an MHC and a fully-converted basis. The difference is due to the fact that equity decreases less than shares decrease.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

MHC at 9/30/04	Mid Point		Difference
	With Foundation	No Foundation
Net Worth at September 30, 2004	$7,699	$7,699	$—
Net Conversion Proceeds	6,813	7,354	(541)
Plus: Value issued to the Foundation	433	—	433
Less: After Tax cost of Foundation	(255)	—	(255)
Less: ESOP Adjustment	(626)	(635)	9
Less: MRP Adjustment	(313)	(317)	4

Pro-forma Net Worth	$13,751	$14,101	$(350)

Shares in Thousands	1,698	1,763	(65)

Equity Per Share	$8.10	$8.00
Fully Converted at 9/30/04	Mid Point		Difference
	With Foundation	No Foundation
Net Worth at September 30, 2004	$7,699	$7,699	$—
Net Conversion Proceeds	16,070	17,150	(1,080)
Plus: MHC Adjustment	—	—	—
Plus: Value issued to Foundation	433	—	433
Less: After Tax Expense of Foundation	(255)	—	(255)
Less: ESOP Adjustment	(1,359)	(1,410)	51
Less: MRP Adjustment	(679)	(705)	26

Pro-forma Net Worth	$21,909	$22,734	$(825)

Shares in Thousands	1,698	1,763	(65)

Equity Per Share	$12.90	$12.90

The appraiser valued North Penn Bank on a fully-converted basis. On a fully-converted basis, the book value per share is the same in the without foundation scenario relative to the with foundation scenario.

Pro Forma Data – pages 30-36

16.	We note on page 32 that the presented offering price as a multiple of pro forma net income per share in the minimum column does not appear to be calculated correctly. Please revise to correct if in error and ensure that all pro forma information presented is properly calculated.

Response: The multiple has been corrected.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

Our Business – page 38

Market Area – page 38

17.	Please expand your primary market area information to include more specific information on the population characteristics of the counties or areas you serve, including information and trends relating to population growth or decline, aging and per capita income, and any other material trends relating to the population.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Commercial Loans – page 40

18.	Please discuss your underwriting policies with respect to loan participations purchased from other lenders.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Critical Accounting Policies – page 45

19.	Please revise to provide enhanced disclosures of your critical accounting policies to provide greater insight into the quality and variability of your information regarding financial condition and operating performance. Such disclosures should supplement, not duplicate, the information contained in the notes to the financial statements. Refer to the section V of the Commission’s recent interpretive release regarding Management’s Discussion and Analysis (Release No. 33-8350).

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Management Strategy – page 46

20.	We note that you describe core deposits as your “primary” source of funds, yet those funds, while increasing, comprise only 44% of your total deposits. Please revise to clarify what is meant by “primary source.”

Response: North Penn Bank’s source of funds is certificates of deposit (approximately

Mr. William Friar

Division of Corporation Finance

February 16, 2005

51%), with “core” deposits (40%), and borrowings (9%) making up the balance of funding sources. The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

21.	Please revise to indicate the extent to which you intend to diversify your loan portfolio. Do you have my general or specific targets?

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Allowance for Loan Losses and Asset Quality – page 49

22.	We note that your allowance deceased from $985,000 at December 31, 2003 to $920,000 at September 30, 2004 while your loan portfolio increased by 19.7%. Further we note that the allowance attributed to real estate loans decreased from $534,000 as of December 31, 2003 to $348,000 as of September 30, 2004 even though the non-accrual real estate loan balance increased from $758,000 to $861,000 during the same period. Please revise to provide a robust discussion of the reasons for the changes in your provision and allowance for loan losses for the periods presented. Explain fully the reasons for changes in each of the elements and components of the loan loss allowance, oven if the total provision for loan losses did not change materially from period to period, so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. Quantify and explain:

•	How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

•	How changes in estimation methods and assumptions affected the allowance;

•	Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and

•	How actual changes and expected trends in nonperforming loans affected the allowance.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

Average Balances and Yields – page 59

23.	We note your tabular presentation of average balances and yields. Please revise this section to discuss how loan fees and tax exempt income, if applicable, are incorporated into this table in accordance with Industry Guide III (I)(C)(3)-(4). Additionally, please incorporate these changes into your average balance and yield table on page 63.

Response: We do not have any tax exempt securities and the amount of loan fees included in interest income is not material. Accordingly, we do not believe that additional disclosure is warranted.

Executive Compensation – page 72

24.	Please update the information to December 31, 2004.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

How We Determined the Offering Range and the $10.00 purchase Price – page 88

25.	With regard to FinPro’s valuation report, please revise to clarify the procedures followed; the findings and recommendations; the bases for and methods of arriving such findings and recommendations. Generally, an investor should be able to dearly understand the relationship between FinPro’s analysis in its report and your offering size. For example, you should disclose the pries to tangible book value and price to earnings ratios for the comparable companies in FinPro’s appraisal as well as for North Penn. Also, include a brief narrative as well as a tabular presentation disclosing a summary of selected pricing ratios utilized by FinPro for the peer group companies and the resulting pricing ratios for North Penn on a fully-converted basis.

Response: The Amended Form SB-2 filed with the Commission on February 14, 2005 has been revised to incorporate this comment.

26.	Consider briefly describing FinPro’s qualifications and how they were selected. If there has been any material relationship between North Penn and FinPro within the previous two years, please disclose that relationship.

Response: Mutual-to-stock conversion regulations require that the independent

Mr. William Friar

Division of Corporation Finance

February 16, 2005

valuation be performed by an independent firm experienced and expert in corporate appraisals. Since 1995, FinPro has acted as the conversion appraiser on over 50 thrift conversions of various structures, making FinPro one of the top three conversion appraisal firms nationally over that time period. The Board of Directors hired FinPro based upon their experience and reputation in the industry. FinPro has no prior business relationship with North Penn Bank. We do not believe that additional disclosure is necessary.

Where You Can Find More Information – page 109

27.	Please indicate where copies of the appraisal report is available. We note your statement on page 90.

Response: On January 7, 2005, the Commission granted North Penn Bancorp, Inc.’s request for a continuing hardship exemption as provided in Rule 202 of Regulation S-T. Therefore, the written portions of the appraisal have been filed as Exhibit 99.4 of the Amended Form SB-2, which was filed with the Commission on February 14, 2005. In addition, a copy of the Appraisal has been filed in paper pursuant to a continuing hardship exemption.

28.	Please delete the qualification at the end of the first paragraph.

Response: The qualification at the end of the first paragraph has been deleted.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies – Investment Securities – page F-8

29.	We note that you state that you have no derivative instruments required to be disclosed under SFAS No. 119. Please note that this pronouncement has been superseded by SFAS No. 133 and revise accordingly.

Response: Note 1 has been revised as requested.

Mr. William Friar

Division of Corporation Finance

February 16, 2005

Note 2. Investment Securities – page F-13

30.	We note your tabular presentation of investment securities with unrealized losses on page F-I7. Please revise to provide all disclosures required under paragraphs 21 and 22 of EITF No. 03-1. Exhibit 03-1C provides an example of application of EITF No. 03-1 on disclosures about investments in an unrealized loss position that are not other-than-temporarily impaired.

Response: Note 2 has been revised as requested.

Note 8. Federal Home Loan Bank Membership – page F-21

31.	Supplementally tell us how you determined that the loss on extinguishment of Federal Home Loan Bank debt was an extraordinary item requiring a separate classification on the income statement, considering the guidance in APB No. 30 and SFAS No. 145.

Response: Note 8 has been revised as requested.

Part II

Exhibit 8.1

32.	We note counsel’s statement that it has relied on a Certificate of Representations made by the company. Please file this document with the exhibit or provide it to us supplementally.

Response: The Certificate of Representation has been attached to the federal tax opinion as part of Exhibit 8.1 of the Amended Form SB-2 filed with the Commission on February 14, 2005.

* * * *

Mr. William Friar

Division of Corporation Finance

February 16, 2005

If you have any questions or would like additional clarification, please do not hesitate to call me at (570) 344-6113 or Corey D. O’Brien, Esq. at (202) 457-6622.

Very truly yours,

/s/ Frederick L. Hickman
Frederick L. Hickman
President and Chief Executive Officer

cc:	Gregory Dundas, Securities and Exchange Commission
John Spitz, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Corey D. O’Brien, Esq., Patton Boggs LLP (w/o enclosure)
Joseph G. Passaic, Jr., Esq., Patton Boggs LLP (w/o enclosure)